December 29, 2005

Mail Stop 4561

Martha L. Long
Senior Vice President
National Property Investors 7
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602

      Re:	National Property Investors 7
			Schedule 14A Proxy Statement
			Filed December 16, 2005
			File No. 0-13454

Dear Ms. Long:

      This is to advise you that we have limited our review of the above proxy statement to the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that National Property Investors 7 intends to solicit consents from limited partners to sell its last remaining property interest to SH Partners, L.P., an entity partially owned and controlled by an affiliate of the registrant. Furthermore, we note that upon completion of the sale, the partnership will dissolve and wind up its affairs. It appears that your proposed transaction may constitute a going private transaction pursuant to Rule 13e-3 of the
Exchange Act. Please provide us with a detailed analysis as to the applicability of Rule 13e-3 to your transaction and any obligation you may have to provide additional disclosure on Schedule 13E-3.

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised document that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised document and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3694.

      Sincerely,



Owen Pinkerton
Senior Counsel

cc: 	Jonathan L. Friedman, Esq.  (via facsimile)



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Martha L. Long
National Property Investors 7
December 29, 2005
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